PROXY SOLICITED BY MANAGEMENT
TIME SENSITIVE
Deadlines noted on reverse.
Annual Meeting
of Shareholders on April 25, 2012

The undersigned holder of Common Shares (the “Shareholder”) of Encana Corporation (“Encana”) HEREBY APPOINTS David P. O’Brien, Chairman of the Board, or failing him Randall K. Eresman, President & Chief Executive Officer, or instead of either of the foregoing,                                                                                                    as proxyholder, for and in the name of the undersigned, with full power of substitution, to attend, vote and act on behalf of the undersigned at the Annual Meeting of Shareholders of Encana to be held on April 25, 2012 (the “Meeting”) at 2:00 p.m. (Calgary time) for holders of record on March 6, 2012, and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any continuation thereof.

A Shareholder entitled to vote at the Meeting may use a designate listed above or may appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting (the “Proxyholder”). To exercise this right, the name of the Shareholder’s Proxyholder should be legibly printed in the space provided above.

Without limiting the general powers conferred, the undersigned directs the Proxyholder to vote the Encana Common Shares represented by this form of Proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS:	☐ VOTE FOR all nominees (or designate your vote for individual nominees below)

		FOR	WITHHOLD		FOR	WITHHOLD
	01 Peter A. Dea	☐	☐	06 David P. O’Brien	☐	☐
	02 Randall K. Eresman	☐	☐	07 Jane L. Peverett	☐	☐
	03 Claire S. Farley	☐	☐	08 Allan P. Sawin	☐	☐
	04 Fred J. Fowler	☐	☐	09 Bruce G. Waterman	☐	☐
	05 Suzanne P. Nimocks	☐	☐	10 Clayton H. Woitas	☐	☐

2.	APPOINTMENT OF AUDITOR -			☐ Vote For	☐ Withhold Vote
PRICEWATERHOUSECOOPERS LLP at a remuneration to be fixed by the Board of Directors

3.	ADVISORY VOTE APPROVING THE CORPORATION’S			☐ Vote For	☐ Vote Against
APPROACH TO EXECUTIVE COMPENSATION

All of the above are described in the accompanying Information Circular.

If no choice is specified for any of the above matters and another individual is not designated as a Proxyholder,

then David P. O’Brien or, failing him, Randall K. Eresman will vote FOR items 1, 2 and 3.

The undersigned revokes any proxies previously given to vote the Encana Common Shares covered by this form of Proxy.

DATED this          day of                     , 2012

(If no date is shown, this form of Proxy is deemed to have been dated the day on which Encana mailed it to the Shareholder.)

Please print the name of the Shareholder	Signature of the Shareholder or duly authorized person

If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournments thereof, this form of Proxy confers discretionary authority upon the Proxyholder to vote on such amendments, variations or other matters as the Proxyholder sees fit. At the date of the Notice of Meeting, the management of Encana knows of no such amendments, variations or other matters to come before the Meeting.

See other side for voting options AND other important information.

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY APRIL 23, 2012 (2:00 P.M. CALGARY TIME)

Please date this form of Proxy and sign exactly as the name appears in Box 1 below. If the Encana Common Shares are held jointly, any one of the joint owners may sign. Where the Shareholder is a body corporate or an association, the form of Proxy must be executed by a duly authorized officer or by an authorized attorney. When signing as executor, administrator, guardian, trustee or attorney, please give full title as such. A notarially certified copy of the letters probate, letters of administration, power of attorney, or other authority under which this form of Proxy is signed must be deposited with this form of Proxy.

To be treated as valid, this form of Proxy must be completed and received by CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Inc. (“CIBC Mellon”) no later than 2:00 p.m. (Calgary time) on April 23, 2012 via mail (postage prepaid self-addressed envelope is enclosed), or otherwise delivered to CIBC Mellon, 600 The Dome Tower, 333 - 7 Avenue SW, Calgary, Alberta T2P 2Z1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

OR	VOTE BY PHONE: DEADLINE – APRIL 23, 2012 (2:00 P.M. CALGARY TIME)

To vote by phone (English and French) call toll-free 1-866-243-5096. Have this form of Proxy available when you call and follow the instructions. Your 12-digit Control Number is located in Box 2 below.

OR	VOTE BY FAX: DEADLINE – APRIL 23, 2012 (2:00 P.M. CALGARY TIME)

To vote by fax, transmit this form of Proxy to 1-866-781-3111 (toll free inside North America) or 1-416-368-2502 (outside North America). When faxing, you MUST SEND IN BOTH SIDES of this form of Proxy as your shareholder account information is needed to process your vote.

OR	VOTE BY INTERNET: DEADLINE – APRIL 23, 2012 (2:00 P.M. CALGARY TIME)

To vote by Internet (English and French) transmit your voting instructions via www.proxypush.ca/eca and have this form of Proxy available. You will be prompted to enter your 12-digit Control Number which is located in Box 2 below. You may also appoint Proxyholder by following the instructions provided on the website.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ENCANA FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2012. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.

Box 1	Box 2

Control Number

If you have any questions, please call
CIBC Mellon Trust Company c/o Canadian
Stock Transfer Company Inc.

toll free at 1-866-580-7145
inside North America

or at 1-416-682-3863
outside North America.